SECOND AMENDMENT

TO

DISTRIBUTION AGREEMENT

THIS SECOND AMENDMENT TO DISTRIBUTION AGREEMENT dated as of January 1, 2012 by and between AXA EQUITABLE LIFE INSURANCE COMPANY, formerly known as The Equitable Life Assurance Society of the United States, for itself and as depositor on behalf of the AXA Equitable Life separate accounts more particularly described in the Distribution Agreement (“AXA Equitable Life”) and AXA DISTRIBUTORS, LLC, successor by merger to Equitable Distributors, Inc. (the “Distributor”).

AXA Equitable Life and the Distributor hereby agree to modify and amend the Distribution Agreement dated as of January 1, 1998 between them, as previously amended (the “Agreement”) from and after the date hereof as follows:

1. The term “Products” shall mean (i) all fixed and variable life insurance and annuity products which AXA Equitable authorizes the Distributor from time to time to make available to Third Party Broker-Dealers and Third Party General Agents (as such terms are defined in the Distribution Agreement).

2. The term “Separate Accounts” shall mean any and all separate accounts established and maintained by AXA Equitable Life with respect to the Products.

3. Schedule I is hereby deleted from the Distribution Agreement.

Except as modified and amended hereby, the Agreement is in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed as of the day and year first above written.

AXA EQUITABLE LIFE INSURANCE COMPANY		AXA DISTRIBUTORS, LLC

By:	/s/ Richard Dziadzio	By:	/s/ Nick Lane
Name:	Richard Dziadzio Senior Executive Vice President and Chief Financial Officer	Name:	Nick Lane President